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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                         SIGMATRON INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   82661L101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Arthur Don
                               Seyfarth Shaw LLP
                       55 East Monroe Street, Suite 4200
                             Chicago, IL 60603-5803
                                 (312) 346-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 6, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 82661L101
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    CYRUS TANG REVOCABLE TRUST DATED MARCH 17, 1997
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) X

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    NEVADA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     X *
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------

     * Excludes certain shares held by other entities over which Cyrus Tang, as Trustee and beneficiary of the Cyrus Tang Revocable Trust dated March 17, 1997, has current voting and dispositive power.

CUSIP No. 82661L101
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) X

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    NEVADA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    252,099
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    252,099
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     257,234
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     X**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------
     ** Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Tang Foundation for the Research of Traditional Chinese Medicine, has current voting and dispositive power.

CUSIP No. 82661L101
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    CYRUS TANG FOUNDATION
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) X

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    NEVADA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    397,063
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    397,063
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     397,063
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     X***
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     10.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------
     *** Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Tang Foundation, has current voting and dispositive power.

CUSIP No. 82661L101
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    CYRUS TANG
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) X

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    NEVADA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    397,063
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    397,063
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     397,063
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     X ****
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     10.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     In
--------------------------------------------------------------------------------
     **** Does not include any shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. Pursuant to Rule 13d-4 under the Securities Exchange Act, as amended, Cyrus Tang disclaims beneficial ownership of any and all shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. However, for so long as he shall live, Cyrus Tang effectively has the power to vote and dispose of the shares held by the above referenced foundation.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment to this statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of SigmaTron International, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 2201 Landmeier Road, Elk Grove Village, IL 60007.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Schedule 13D is being filed by a group consisting of the following:

               (i) Cyrus Tang Revocable Trust Dated March 7, 1997 (the "Trust")

              (ii) Tang Foundation for the Research of Traditional Chinese
                   Medicine (the "Research Foundation");

             (iii) Cyrus Tang Foundation (the "Tang Foundation"); and

              (iv) Cyrus Tang, an individual.

     The above are collectively referred to as the "Reporting Persons".

     Cyrus Tang is the sole trustee and beneficiary of the Trust, which is formed under the laws of the state of Nevada. Mr. Tang's present principal occupation is President of the Tang Industries, Inc., a holding company which owns, among other businesses, National Material L.P., GF Furniture, L.P. and Curatek Pharmaceuticals, L.P. Mr. Tang's business address is 3773 Howard Hughes Parkway, No. 350 N., Las Vegas, Nevada 89109.

     The Research Foundation is a charitable foundation formed under the laws of Nevada for the principal purpose of identifying and analyzing traditional Chinese medicine, and establishing and equipping a medical institute. The Research Foundation's principal address is 3773 Howard Hughes Parkway, No. 350 N., Las Vegas, Nevada 89109. The Research Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Research Foundation are set forth in Appendix A attached hereto. Cyrus Tang is a member of the Research Foundation's board of directors as well as the sole life member of the Research Foundation. As the sole life member of the Research Foundation, Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Research Foundation.

     The Tang Foundation is a charitable foundation formed under the laws of Nevada for the principal purpose of promoting education in the United States and China. The Tang Foundation has established numerous scholarships in the United States and China has built over one hundred primary schools in China, and continues to build additional schools. The Tang Foundation's principal address is 3773 Howard Hughes Parkway, No. 350 N., Las Vegas, Nevada 89109. The Tang Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Tang Foundation are set forth in Appendix B attached hereto. Cyrus Tang is a member of the Tang Foundation's board of directors as well as the sole life member of the Tang Foundation. As the sole life member of the Tang Foundation, Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Tang Foundation.

(d) During the last five years, none of Cyrus Tang nor, to the best of the Research Foundation's knowledge, any of the directors of the Research Foundation, nor, to the Tang Foundation's knowledge, any of the directors of the Tang Foundation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Cyrus Tang nor, to the best of the Research Foundation's knowledge, any of the directors of the Research Foundation, nor, to the Tang Foundation's knowledge, any of the directors of the Tang Foundation, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cyrus Tang is a citizen of the United States. Each director of the Research Foundation and each director of the Tang Foundation is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 6, 2006, the Trust transferred, as a bona fide gift, 397,063 shares of the Issuer's common stock (representing all of such shares held by the Trust), via a bona fide gift, to the Tang Foundation, under the control of Cyrus Tang. Such shares represent approximately 10.6% of the 3,755,420 shares of common stock outstanding as reported by the Issuer in its most recent Quarterly Report.

         This Amendment No. 4 to Schedule 13D is being filed with respect to the disposition of shares by the Trust and the Tang Foundation. As the Reporting Persons meet the definition of a "group" for purposes of Section 13(d) of the Securities Act, this Schedule 13D has been filed by the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Research Foundation holds 252,099 shares of common stock of the Issuer, which represents approximately 6.7% of the 3,755,420 shares of common stock outstanding as reported by the Issuer in its most recent Quarterly Report.

         The Tang Foundation holds 397,063 shares of common stock of the Issuer, which represents approximately 10.6% of the 3,755,420 shares of common stock outstanding as reported by the Issuer in its most recent Quarterly Report.

         The Trust no longer holds any shares of the common stock of the Issuer.

         Cyrus Tang does not hold any shares of the common stock of the Issuer in his individual capacity.

         In the aggregate, the Reporting Persons hold 649,162 shares of the Common Stock of the Issuer, which represents approximately 17.3% of the 3,755,420 shares of common stock outstanding as reported by the Issuer in its most recent Quarterly Report.

(b) As described in Item 6 below, as of the date of this filing, Cyrus Tang effectively has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of, 649,162 shares of the common stock of the Issuer.

(c)      None.

(d)      None.

(e) The Trust ceased to be a beneficial owner of more than 5% of the common stock of the Issuer on January 6, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Cyrus Tang is the sole trustee and beneficiary of the Trust. Pursuant to the terms of the Trust agreement, Cyrus Tang has the sole authority to direct the disposition and voting of the shares of the Issuer's common stock owned by the Trust, and may revoke the Trust at any time. Furthermore, although the Research Foundation and the Tang Foundation are managed by boards of directors, the members of the Research Foundation's and the Tang Foundation's boards of directors are affiliates of Cyrus Tang and, pursuant to the charters of the Research Foundation and the Tang Foundation, Cyrus Tang, as the sole life member of each of the Research Foundation and the Tang Foundation, has the ability to terminate and replace the board members of the Research Foundation and the Tang Foundation in his sole discretion. Therefore, Cyrus Tang effectively controls the decisions of both boards on all Research Foundation and Tang Foundation matters, including decisions relating to the shares of the common stock of the Issuer held by the Research Foundation and the Tang Foundation, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:    January 25, 2006

                    /s/ Cyrus Tang
                    ------------------------------------------------------------
                    CYRUS TANG

                    CYRUS TANG REVOCABLE TRUST DATED MARCH 17, 1997

                    /s/ Cyrus Tang
                    ------------------------------------------------------------
                    Cyrus Tang, as sole Trustee


                    TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

                    /s/ Vytas Ambutas
                    ------------------------------------------------------------
                    Vytas Ambutas, Assistant Secretary


                    CYRUS TANG FOUNDATION

                    /s/ Vytas Ambutas
                    ------------------------------------------------------------
                    Vytas Ambutas, Assistant Secretary

ATTENTION:          INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                    FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).

                                   APPENDIX A

                      DIRECTORS OF THE TANG FOUNDATION FOR
                  THE RESEARCH OF TRADITIONAL CHINESE MEDICINE





--------------------------------------------------------------------------------
1. Cyrus Tang     3773 Howard Hughes Parkway -        Director, President
                  No. 350 N., Las Vegas, NV 89109     of Tang Industries, Inc.
--------------------------------------------------------------------------------
2. Michael Tang   3773 Howard Hughes Parkway -        Director, Vice Chairman of
                  No. 350 N., Las Vegas, NV 89109     National Material L.P.,
                                                      Cyrus Tang's son
--------------------------------------------------------------------------------
3. Stella Liang   3773 Howard Hughes Parkway -        Director and employee of
                  No. 350 N., Las Vegas, NV 89109     Industries, Inc.
--------------------------------------------------------------------------------

                                   APPENDIX B

                     DIRECTORS OF THE CYRUS TANG FOUNDATION


--------------------------------------------------------------------------------
1. Cyrus Tang     3773 Howard Hughes Parkway -        Director, President
                  No. 350 N., Las Vegas, NV 89109     of Tang Industries, Inc.
--------------------------------------------------------------------------------
2. Michael Tang   3773 Howard Hughes Parkway -        Director, Vice Chairman of
                  No. 350 N., Las Vegas, NV 89109     National Material L.P.,
                                                      Cyrus Tang's son
--------------------------------------------------------------------------------
3. Stella Liang   3773 Howard Hughes Parkway -        Director and employee of
                  No. 350 N., Las Vegas, NV 89109     Industries, Inc.
--------------------------------------------------------------------------------